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SECURI 04016515 MISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

amended

NOV 12

SEC FILE NUMBER
8- 40494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There[illegible]

REPORT FOR THE PERIOD BEGINNING 8/01/03 (MM/DD/YY) AND ENDING 7/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clayton, Williams + Sherwood Investments

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Newport Center Drive, Suite 400
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar, Milner, Reehl & Williamson, LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place, Third Floor	Newport Beach	CA	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven J. Sherwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clayton Williams & Sherwood Investments, as of July 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUNNIE J. JUAREZ
Commission # 1492439
Notary Public - California
Orange County
My Comm. Expires Jun 8, 2008

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS

FINANCIAL STATEMENTS

July 31, 2004

INDEX TO FINANCIAL STATEMENTS

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT

Squar, Milner, Reehl & Williamson, LLP
Certified Public Accountants and Financial Advisors

Squar Milner Financial Services, LLC

Squar Milner Real Estate Services, GP

To the Board of Directors and Stockholders
Clayton, Williams & Sherwood Investments

We have audited the accompanying statement of financial condition of Clayton, Williams & Sherwood Investments (the "Company"), as of July 31, 2004 and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Squar Milner Reehl & Williamson, LLP

Newport Beach, California
September 10, 2004

4100 Newport Place
Third Floor
Newport Beach, CA
92660

Phone: 949.222.2999
Fax: 949.222.2989

www.squarmilner.com

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENT OF FINANCIAL CONDITION
July 31, 2004

ASSETS

Cash	$	32,155

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	7,850
Stockholders' Equity		
Common stock, no par value; 1,000 shares authorized; 800 shares issued and outstanding		8,000
Additional paid-in-capital		286,507
Accumulated deficit		(270,202)
		24,305
	$	32,155

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS, & SHERWOOD INVESTMENTS
STATEMENT OF OPERATIONS
For the Year Ended July 31, 2004

Interest income	$ 242
Expenses	
Professional fees	10,685
Licenses and fees	1,967
General and administrative	2,255
Franchise tax	1,600
	16,507
NET LOSS	$ (16,265)

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended July 31, 2004

	Common Stock		Additional		Total
	Shares	Amount	Paid-In Capital	Accumulated Deficit	Stockholders' Equity
BALANCE – August 1, 2003	$ 800	$ 8,000	$ 252,084	$ (253,937)	$ 6,152
Capital contributions	–	–	34,418	–	34,418
Net loss	–	–	–	(16,265)	(16,265)
BALANCE – July 31, 2004	$ 800	$ 8,000	$ 286,502	$ (270,202)	$ 24,305

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENT OF CASH FLOWS
For the Year Ended July 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(16,265)
Adjustments to reconcile net loss to net cash used in operating activities:		
Accounts payable		(12,175)
Net cash used in operating activities		(28,440)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		34,418
NET INCREASE IN CASH		5,978
CASH – August 1, 2003		26,177
CASH – July 31, 2004	$	32,155

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Business

Clayton, Williams & Sherwood Investments (the "Company") is a California corporation organized on September 30, 1988. The Company was organized to sell interests in limited partnerships that invest in real estate activities. The Company received approval from the National Association of Securities Dealers (NASD) to operate as a broker and dealer as of June 12, 1989. The Company generally operates as an introducing broker and does not hold funds or securities for or owe any money or securities to customers and does not carry accounts of or for customers. The Company currently has no operating activity and relies on its stockholders to provide operating capital. The accompanying financial statements have been prepared assuming the Company will continue in its current form. If the owners do not continue to provide sufficient capital, it may adversely affect the future operations of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of Company management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Cash

Cash primarily consists of interest-bearing and noninterest-bearing demand deposit accounts with a maturity date of three months or less.

Concentration of Credit Risk

The Company currently maintains substantially all of its operating cash with a major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "*Accounting for Income Taxes*". This statement requires the recognition of deferred tax liabilities and assets for the future consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting basis and tax basis of the Company's assets and liabilities result in a deferred tax asset, SFAS 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Common Control

Because the Company and certain related parties have commonality and are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

Recent Accounting Pronouncements

Pronouncement	Title	Adoption/ Effective Date
SFAS No. 143	Accounting for Asset Retirement Obligations	June 1, 2003
SFAS No. 145	Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections	May 15, 2002
SFAS No. 146	Accounting for Costs Associated with Exit or Disposal Activities	June 1, 2003
SFAS No. 147	Acquisition of Certain Financial Institutions-an amendment of FASB Statement No. 72 and 144 and FASB Interpretation No. 9	October 1, 2002

(continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant Recent Accounting Pronouncements (continued)

SFAS No. 149	Amendment of Statement 133 on Derivative Instruments and Hedging Activities	July 1, 2003
SFAS No. 150	Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity	September 1, 2003
FIN 45	Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34	December 31, 2002
FIN 46	Consolidation of Variable Interest Entities, an Interpretation of ARB 51	December 15, 2004

Other recent accounting pronouncements are discussed elsewhere in these notes to the financial statements. In the opinion of management, recent accounting pronouncements did not or will not have a material effect on the financial statements.

3. INCOME TAXES

During the year ended July 31, 2004, the Company paid $800 for California franchise taxes. Such amount is included in other expenses in the accompanying statement of operations.

At July 31, 2004, the Company had a deferred tax asset of approximately $56,000 related to net operating loss carryforwards, which has been entirely offset by a valuation allowance.

At July 31, 2004, the Company has net operating loss carryforwards of approximately $186,000 and $83,000 for federal and California income tax purposes, respectively, which may be used to offset future taxable income. These loss carryforwards expire at various times through 2023.

4. REGULATORY REQUIRMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to capital would exceed 10-to-1). At July 31, 2004, the Company had net capital of $24,305, which was $19,305 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio at July 31, 2004 was 0.32-to-1.

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph k(a)(i) under the Securities and Exchange Act of 1934, as the Company is a broker and dealer that does not carry customer accounts or hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of Reserve Requirement for brokers and dealers.

5. STOCKHOLDERS' EQUITY

The Company is authorized to issue 1,000 shares of common stock with no par value. At inception, two principal officers of the Company each purchased 400 shares of common stock for $4,000 each. From inception through the year ended July 31, 2004, these stockholders have contributed an aggregate of $286,507 to additional paid-in capital, of which $34,418 was contributed during the year ended July 31, 2004.

6. RELATED-PARTY TRANSACTIONS

CWS Capital Partners, LLC, an affiliate of the Company's stockholders, provided certain general and administrative services, primarily rent and payroll. During the year ended July 31, 2004, amounts related to such services were not significant to the Company's results of operations.

SUPPLEMENTARY INFORMATION

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
Computation of Net Capital Pursuant to Rule 15c3-1
July 31, 2004

NET CAPITAL	
Total stockholders' equity from statement of financial condition	$ 24,305
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 973
Minimum dollar net capital required for reporting broker/dealer	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital (regulatory net capital less net capital requirement)	$ 19,305
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$ 7,850
Ratio of aggregate indebtedness to net capital	0.32-to-1

Reconciliation of net capital as reported on the unaudited Form X17A-5, Part 2

Net capital as reported	$ 24,305
Audit adjustments	-
Audited net capital	$ 24,305

See Independent Auditors' Report.

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR BROKER-DEALERS CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Squar, Milner, Reehl & Williamson, LLP

Certified Public Accountants and Financial Advisors

Squar Milner Financial Services, LLC

Squar Milner Real Estate Services, GP

To the Board of Directors and Stockholders
Clayton, Williams & Sherwood Investments

In planning and performing our audit of the financial statements of Clayton, Williams & Sherwood Investments (the "Company") for the year ended July 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

4100 Newport Place
Third Floor
Newport Beach, CA
92660

Phone: 949.222.2999
Fax: 949.222.2989

www.squarmilner.com

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in our study, we believe that the Company's practices and procedures were adequate at July 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Squar Milner Reehl & Williamson, LLP

Newport Beach, California
September 10, 2004